Exhibit 99.1

Not for release to US wire services or distribution in the United States

Alterity completes Placement Tranche 1 raising $10M

$25M Second Tranche to complete following shareholder approval

●	Alterity completes Tranche 1 of Placement raising $10M

●	Tranche 2 completes on 18th November pending shareholder approval raising an additional $25M

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 23 October 2020: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) today lodged its Appendix 2A confirming the allocation and quotation of 271,251,007 shares as consideration under Tranche One of a $35M Placement to institutional investors. This first tranche raised $10M.

Alterity announced on 16th October 2020 it had received binding commitments for a capital raising of A$35M via a two tranche placement to institutional investors in Australia, North America and United Kingdom, and other unrelated sophisticated, professional or exempt investors.

Tranche One of the Placement raised A$10M in accordance with the Company’s available placement capacity pursuant to ASX Listing Rules 7.1 (162,750,604 shares) and 7.1A (108,500,403 shares), being a total of 271,251,007 shares. Tranche Two is to raise approximately A$25 M (674,694,939 shares and 1 for 1 free attaching options) conditional on shareholder approval to be sought at Alterity’s Annual General Meeting which will be held on 18th November 2020. The new shares rank equally with ATH fully paid ordinary shares.

The proceeds will enable Alterity to progress its clinical development program for ATH434 including a Natural History study and Phase 2 trial, both in Multiple System Atrophy (MSA) patients, ongoing research and discovery, and working capital.

The placement was managed by MST Financial with A.G.P./Alliance Global Partners acting as sole US Selling Agent.

An Appendix 2A containing further detail regarding the allocation and quotation of shares under Tranche One placement is being released in conjunction with this announcement.

END

Authorization & Additional information
This announcement was authorized by Geoffrey Kempler, Chairman and CEO of Alterity Therapeutics Limited.

All dollar amounts are in Australian dollars unless otherwise indicated.

Contact:

Investor Relations

Rebecca Wilson, WE Communications

E: WE-AUAlterity@we-worldwide.com

Tp: +61 3 8866 121

About Alterity Therapeutics Limited and ATH434

Alterity’s lead candidate, ATH434 (formerly PBT434), is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by redistributing labile iron in the brain. In this way, it has potential to treat Parkinson’s disease and atypical forms of Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

ATH434 has been granted Orphan designation for the treatment of MSA by the US FDA and the European Commission.

About Multiple System Atrophy

Multiple System Atrophy (MSA) is a rare and rapidly progressive neurological disorder affecting adults. It has no known cause. In addition to presenting with motor symptoms like those in Parkinson’s disease, individuals with MSA may also experience loss of ability to coordinate voluntary movements and impaired regulation of involuntary body functions such as blood pressure, bowel and bladder control. Most of these symptoms are not addressed by available drugs for patients with Parkinson’s disease. As the condition progresses, daily activities become increasingly difficult and complications such as increased difficulty swallowing, vocal cord paralysis, progressive immobility, and poor balance become more prominent. Symptoms tend to appear after age 50 and rapidly advance, leading to profound disability.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434 (formerly PBT434), and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Not an offer in the United States

This announcement has been prepared for publication in Australia and may not be released to US wire services or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States or to US Persons (as defined in Rule 902(k) under the US Securities Act) except in transactions registered under the US Securities Act or exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.